Exhibit 99.1

FORM 8-K FILED APRIL 29, 2005: CHANGE IN DIRECTORS OR PRINCIPAL OFFICERS

On April 29, 2005, we filed a current report on Form 8-K attaching an April 27, 2005 press release announcing the appointments of George Mueller as Founder Chairman and William J. Sims as President and Chief Executive Officer, effective July 1, 2005. Mr. Mueller is currently Chairman and Chief Executive Officer, and Mr. Sims is currently President and Chief Operating Officer.

Mr. Sims has served as our President and Chief Operating Officer and as a member of our Board of Directors since September 2001. From 2000 to 2001, Mr. Sims served as President and Chief Executive Officer of e-SIM Inc.’s Live Manuals division. Mr. Sims earned a B.A. in biological sciences from California State University, Fullerton. Mr. Sims is 45.

In September 2001, we entered into a written agreement with Mr. Sims pursuant to which he would serve as our President and Chief Operating Officer at an initial monthly salary of $25,000. The agreement also makes Mr. Sims eligible to receive an annual bonus of $200,000 based upon his individual performance and our success at meeting our annual operating objectives and provides Mr. Sims a life insurance benefit in the amount of $500,000. Under the agreement, Mr. Sims is entitled to participate in any employee benefit plan that we may offer. We are entitled to terminate our employment of Mr. Sims at any time. Pursuant to the agreement, on April 25, 2002, we granted Mr. Sims an option under our 1998 plan to purchase 200,000 shares of our common stock at an exercise price of $3.50 per share.

In September 2001, we also entered into a severance agreement with Mr. Sims. Under this severance agreement, we are obligated to pay Mr. Sims severance payments in equal monthly installments for twelve months from the date of termination of his employment in an amount equal to his monthly base salary rate in effect immediately prior to the termination plus any COBRA premium payments, provided that Mr. Sims continues to satisfy all of his post-termination obligations, including any noncompetition, non-disclosure and non-solicitation obligations. We are obligated to make such severance payments only if Mr. Sims’s employment is terminated for any reason other than:

•	the death or disability of Mr. Sims;

•	for cause, which means any act of willful or gross insubordination, the commission of any act of disloyalty, gross negligence, dishonesty or breach of fiduciary duty, the material breach of any term of the severance agreement or any agreement with us, the commission of any crime or any act of fraud or embezzlement or misappropriation of any of our money or other assets or property, the disregard of, or the failure to follow our rules or policies or the commission of any other action that injures us, the commission of acts that would generate adverse publicity toward us, the conviction of a felony and any attempt by Mr. Sims to secure any improper personal profit in connection with our business;

•	Mr. Sims resigns other than for good reason, which means our failure to cure a material breach by us of any agreement with Mr. Sims within thirty days of receiving written notice of such breach, any material reduction in Mr. Sims’s authority or assigned responsibilities and any material reduction in base salary or targeted annual bonus opportunity; or

•	we cease operations for over one week.

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